ITEM 77C – MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

Columbia Funds Variable Insurance Trust

Variable Portfolio – Goldman Sachs Commodity Strategy Fund

Results of Special Meeting of Shareholders

(Unaudited)

A Special Meeting of Shareholders was held on April 24, 2015. Shareholders voted in favor of the proposal to liquidate the Fund. The proposal and number of shares voted are as follows:

Proposal. To approve a Transaction that will result in the liquidation of the Fund.

For	Against/Withhold	Abstain	Broker Non Votes

49,244,124.256	71,062.287	68,254.198	0